Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
November 3, 2008	NYSE: SLW

SILVER WHEATON REPORTS THIRD QUARTER EARNINGS OF US$20 MILLION AND OPERATING CASH FLOWS OF US$27 MILLION

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) is pleased to announce net earnings of US$20.2 million (US$0.09 per share) and operating cash flows of US$26.7 million (US$0.12 per share) for the third quarter of 2008.

THIRD QUARTER HIGHLIGHTS

•

Net earnings of US$20.2 million (US$0.09 per share) from the sale of 2.7 million ounces of silver, compared to US$19.2 million (US$0.09 per share) from the sale of 3.1 million ounces of silver in 2007.

•

Operating cash flows of US$26.7 million (US$0.12 per share) compared with US$27.1 million (US$0.12 per share) in 2007.

•

On September 15, 2008, an early exercise of the Company’s share purchase and Series “A” publicly traded warrants was successfully completed.  The Company received gross cash proceeds in excess of C$120 million (US$113 million) which were used to pay down its bank debt.

•

On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire 25% of the silver produced from Alexco’s Keno Hill project located in the Yukon Territory, Canada, for the life of mine.  Silver Wheaton will make upfront cash payments totalling US$50 million and, in addition, a per ounce cash payment of the lesser of US$3.90 and the prevailing market price is due (subject to an inflationary adjustment), for silver delivered under the contract.

•

On October 31, 2008, the Company announced that it had signed a letter of intent with Augusta Resource Corporation (“Augusta”) regarding a new silver agreement superceding the December 19, 2007 letter of intent.  An update of Augusta’s August 2007 bankable feasibility study, reflecting an increased mineral resource, is expected to be completed by the end of December 2008, following which Silver Wheaton and Augusta intend to discuss an efficient structure for a transaction between them.

Operating results for the third quarter were negatively impacted by a 29% decline in silver prices during the three month period, resulting largely from difficult global economic conditions.  Since the end of the third quarter, these conditions have deteriorated further, resulting in a continued weakening of silver prices.

Silver Wheaton is a trademark of Silver Wheaton Corp.

“In September, we raised in excess of C$120 million of cash from the early exercise of warrants which was applied against our debt facility.  In a challenging economic environment, our balance sheet remains strong and debt repayment remains a priority,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. “Although operating results for the last several quarters have been disappointing, primarily as a result of weaker than expected silver deliveries from the San Dimas mine in Mexico, I am confident that the worst is now behind us.  With production from Peñasquito now underway, we expect organic silver sales growth of approximately 40% over the next year, and approximately 150% by 2013.  Despite these very challenging economic times, Silver Wheaton remains well positioned for the future.”

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production.  The Company estimates, based upon its current agreements, to have silver sales of three million ounces for the fourth quarter of 2008, between 15 million and 17 million ounces in 2009, and increasing to approximately 30 million ounces by 2013.  The decrease in forecasted sales volumes from previous estimates relates primarily to lower projected silver flows from the San Dimas mine.

A conference call will be held Monday, November 3, 2008 at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:

1-888-280-8771

Dial from outside Canada or the US:

1-416-641-6124

Dial toll free from parts of Europe:

800-6578-9898

Live audio webcast:

www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:

1-800-408-3053

Dial from outside Canada or the US:

1-416-695-5800

Pass code:

3272822#

Archived audio webcast:

www.silverwheaton.com

Silver Wheaton is a trademark of Silver Wheaton Corp.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com

Silver Wheaton is a trademark of Silver Wheaton Corp.